EMPLOYMENT AGREEMENT

                  THIS EMPLOYMENT AGREEMENT is entered into at Phoenix, Arizona, this 7th day of September, 1999 by and between EMPYREAN BIOSCIENCE, INC. (the "Company") and BENNETT S. RUBIN ("Employee").

                                    RECITALS:

     A. The Company is in the business of infectious disease prevention through the development and sale of microbicide lotion and gel (the "Business");

     B. Employee has certain expertise in connection with certain aspects of the Company's business and the ability to expand and grow the Company's operations and profitability.

     NOW,  THEREFORE,   in  consideration  of  mutual  promises  and  agreements
contained herein and intending to be legally bound hereby, the parties agree as follows:

     1. EMPLOYMENT. The Company hereby employs Employee, and Employee hereby accepts such employment by the Company, effective September 7, 1999 ("the Commencement Date"), upon the terms and conditions set forth herein. Company agrees that any public announcement or disclosure of Employee's employment by the Company shall occur after the Commencement Date.

     2. SERVICES. Employee shall be appointed Executive Vice President and Chief Marketing Officer upon commencement of employment. In addition, Employee shall be appointed to serve as a member of the Board of Directors within six months from the Commencement Date or at the next Board of Directors' meeting, whichever occurs earlier. Employee will devote his full working time, experience and best efforts to the performance of his duties on behalf of the Company. During the time Employee holds the position of Executive Vice President and Chief Marketing Officer, Employee shall report to the Chief Executive Officer with respect to day-to-day operations of the Company. No later than six months following the

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Commencement  Date,  Employee  shall be promoted to Executive Vice President and
Chief Operating Officer, at which time Employee shall report to the Chairman of the Company and shall assume increased responsibilities commensurate with the promotion. Employee shall perform all such duties in accordance with such rules, policies and procedures as the Company and or its Board of Directors may adopt from time to time.

     3. COMPENSATION.

     3.1 BASE SALARY. The Company shall pay to Employee an annual base salary of One Hundred Fifty Thousand Dollars ($150,000.00) payable in consecutive, equal, biweekly installments. Concurrent with Employee's promotion, as provided in paragraph 2, Employee's annual base salary shall increase to One Hundred Seventy Thousand Dollars ($170,000.00). Employee's base salary shall be reviewed annually thereafter by the Compensation Committee. The first review shall occur eighteen (18) months from the Commencement Date.

     3.2 CERTAIN BASIC FRINGE BENEFITS. Upon commencement of employment, the Company shall provide to Employee a benefits package including, but not limited to, company-sponsored group health insurance (including prescription drug plan), dental insurance, vision insurance, group life insurance, accidental death and dismemberment benefits, short term disability insurance, long term disability insurance and the option to participate in any 401(k) program sponsored by the Company, upon terms and conditions and in amounts to be determined by Employee as part of a package of benefits he shall be responsible for drafting and implementing and offering to all employees of the Company. Such program shall be subject to the approval of the Board of Directors. Company will reimburse Employee for his costs, less a reasonable employee contribution, of securing independent health insurance coverage until such time as the new company-sponsored plan is in effect.

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     3.3 BUSINESS  EXPENSES.  The Company shall promptly  reimburse Employee for all reasonable, ordinary and necessary business expenses incurred by him in the performance of his duties hereunder, and Employee shall submit receipts, vouchers or other appropriate evidence to substantiate that said expenses were incurred by Employee in connection with the business of the Company. In addition, the Company will reimburse Employee for the cost of coach air fare between Cleveland, Ohio and Phoenix, Arizona, when incurred by Employee, but not more frequently than weekly. In addition, the Company shall provide Employee with a furnished two-bedroom apartment in the Phoenix area, access to a fitness center (but not including golf playing privileges), a suitable company-provided automobile and a company credit card for the purchase of fuel for the company-provided automobile operated by the Employee in Phoenix for purposes related to the business of the Company and Employee's commuting to and from work in the Phoenix area. All other charges to the credit card shall be the Employee's responsibility.

     3.4 INCENTIVE COMPENSATION. Employee shall be entitled to participate in an incentive compensation bonus program to be adopted by the Company and in effect for Fiscal Year 2000, after consultation with Employee, and pursuant to approval of the Board of Directors. It will be the responsibility of the Employee to prepare an incentive program for Senior Managers to present to the Empyrean Board of Directors for approval.

     3.5 INCENTIVE STOCK OPTIONS. Within thirty (30) days of the Commencement Date, the Company shall, as set forth in and in accordance with the terms of a stock option agreement to be entered into between the Company and Employee pursuant to the Company's stock option plan (the "Plan"), grant Employee Incentive Stock Options to purchase a minimum of 1,500,000 shares of common stock exercisable at the fair market value of such shares on the date of the grant. Any shares acquired by Employee upon the exercise of the Incentive Stock Options shall be subject to and shall be transferable only in compliance with the Plan and applicable securities laws.

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     Company  hereby agrees to register the shares under the  Securities  Act of
1933, as amended, by means of an effective Form S-8 registration statement, and all shares issued upon exercise of options granted pursuant to the terms of the Plan will be permitted to be resold under an effective Form S-3 registration statement, if available. Company hereby agrees to have such registration(s) in effect, to maintain the registration(s) in effect as long as necessary for Employee to sell his shares, and to comply with any other requirements, including the preparation of a reoffer prospectus, if applicable, necessary for employee to sell his shares.

     Options for 500,000 shares will vest over a six-month period as follows:

     *    Options for 50,000 shares will vest  immediately upon the Commencement
          Date;

     *    Options  for  90,000  shares  will vest on the last day of each of the
          second,   third,   fourth,   fifth  and  sixth  month   following  the
          Commencement Date.

     Employee agrees not to sell more than the equivalent of one percent (1%) of the outstanding shares of the Company during any 90 day period for a period of twelve months from the Commencement Date.

     Options for a minimum of 1,000,000 shares will vest based upon achieving mutually agreed upon performance criteria for Fiscal Year 2000 and 2001 as follows:

     * Fiscal Year 2000 - Options for a base amount of 500,000 shares will vest based upon three to five performance criteria. The 500,000 options will be divided by the number of performance criteria and an equal amount will be attached to the achievement of each performance criterion. Vesting for each performance criterion will be based upon

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          the  percentage  of  the  criterion  achieved  with a  minimum  of 85%
          achievement to vest and no maximum. The base number of options for each criterion will be multiplied by the percentage achievement for that criterion. These amounts will then be added together to determine the total options vested. Should the total options vested exceed 500,000, then vesting will be accelerated from the remaining options.

     * Fiscal Year 2001 - Options for a base amount of 500,000 shares will vest under the same procedure as described above. If vesting of any options were accelerated to Fiscal 2000, then additional options will be granted subject to Compensation Committee guidelines with a minimum of 200,000 shares as well as any potential additional vesting earned through other incentive provisions.

Any options granted to other members of management will vest upon the same performance criteria as applied to Employee. The options will have a 10-year term and provide for accelerated vesting in the event of a change in control or ownership of the Company or termination of Employee's employment without cause.

     4. TERM, TERMINATION.

     4.1 This Agreement may be terminated by the Company at any time "for cause" or without cause. "For cause" shall mean any termination of the Employee's employment resulting from Employee's engaging in fraud, misappropriation of funds or embezzlement against the Company.

     4.2 If Employee is terminated from employment without cause, the Company shall provide to Employee a twenty-four month evergreen severance provision whereby Employee's base salary, bonus, benefits and options shall continue for

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twenty-four months,  provided,  however, if Employee's  employment is terminated less than twelve months from the Commencement Date, Employee's period of severance will be limited to twelve months.

     Any termination of Employee's employment resulting from: (i) Employee's death; (ii) Employee's inability to perform the essential functions of his job with or without reasonable accommodation for 180 consecutive business days or 300 of 365 total days; or (iii) Employee's resignation from his positions with the Company within 30 days after the receipt of written notice from the Company informing Employee that his base salary rate shall be reduced below its then current level (the "Salary Reduction Notice"), or within 30 days of a reduction in duties, title or responsibility, or within 30 days of a change in location, a change in control or a breach of this Agreement, shall be deemed to be a termination by the Company without cause.

     Bonuses to be earned in accordance with an incentive compensation bonus program applicable to the fiscal year in which Employee is terminated will be determined by prorating the full amount of the bonus, which would have been earned, had Employee been employed for the full fiscal year by the number of days employed during the fiscal year. Incentive stock options to be vested upon the attainment of certain performance goals applicable to the fiscal year in which Employee is terminated shall be accelerated and vested as of the Employee's termination date. Bonus shall be payable no later than 90 days following the close of the fiscal year that Employee is terminated.

     Such severance shall be paid to Employee in the form of regular payroll checks, less deductions for taxes and withholdings, in equal installments during the severance period following Employee's termination. The Company shall continue to pay to Employee his salary at the annual rate in effect immediately prior to such termination (unless such termination occurs as a result of the

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Employee's  resignation from his positions with the Company within 30 days after receipt of the Salary Reduction Notice, in which case such payments shall be at the annual salary rate in effect immediately prior to the receipt of the Salary Reduction Notice) for the severance period. Employee shall have the option of accepting a lump sum payment of severance provision calculated by discounting the stream of payments utilizing a discount rate of fifteen percent (15%).

     In the event that participation in any such benefits package is barred, the Company shall arrange to provide Employee with benefits during the severance period substantially similar to those which he is entitled to receive, or reimburse him for his costs of securing independent benefits coverage substantially similar to the benefits package available to him prior to termination, including gross up for any tax cost incurred as a result.

     In the event the Company replaces the benefits package available to senior officers of the Company during the Employee's severance period, Employee shall be entitled to participate in any such replacement package, provided, however, that if the new benefits package is substantially worse, in the aggregate, than the benefits package available to Employee prior to termination, the Company shall arrange to provide him with benefits substantially similar to those which he is entitled to receive, or reimburse him for his costs of securing independent benefits coverage substantially similar to the benefits package available to him prior to termination.

     In the event of a breach of this Agreement by the Company, Employee is eligible, at Employee's option, to receive severance pay in accordance with the two-year evergreen severance provision set forth above. Such severance payment and acceleration of options as set forth in Section 4.2 shall be Employee's sole remedy at law or in equity against Company for any breach of this agreement and Employee shall sign a full and final release of claims, in a form acceptable to Company, as a condition of receiving such severance payment.

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     The  Company  and  Employee  mutually  agree  not  to  make  or  utter  any disparaging comments about one another, including the Company's past, present and future officers, directors and or employees, and both the Company and the Employee agree not to take any action to injure or harm one another's reputation or business relationships.

     5. COVENANTS OF EMPLOYEE.

     5.1 Employee acknowledges that during the course of his employment by the Company he will have access to trade secrets and other confidential information with respect to the business, operations, accounts, books and records, sales, customers, pricing, marketing, development, testing, scientific research and other activities of the Company ("Trade Secrets"). Accordingly, Employee shall, at all times, keep secret and inviolate all Trade Secrets which he now knows or may hereafter come to know. In addition, Employee shall at no time copy, remove from the premises of the Company or retain, without the prior consent of the Company, any Trade Secrets, including, but not limited to, unpublished records, agreements, books of account, corporate documents, work papers, correspondence, customer lists, memoranda, computer software or documentation in connection therewith, plans, drawings or copies or extracts from any of the foregoing, except as may be required in the normal operation of the Company's business. Upon the termination of Employee's employment, Employee shall promptly return to the Company all Trade Secrets in his possession or under his control and shall verify in writing his return of same as a condition to receipt of any severance pay.

     5.2 Employee agrees that during the term hereof (except as permitted hereunder) and for a period of time equivalent to the length of Employee's severance benefit following the termination of his employment, whether by Company or by Employee, with or without cause, he will not engage in the Business within any County or State where Company has conducted or may hereafter

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conduct any activities; or, own, manage, operate, control, or participate in, or have any ownership interest in a similar business as the Business described in Recital A, provided, however, that Employee may own any securities of any publicly owned and traded entity in which Employee owns less than five percent (5%) interest, which is engaged in the business similar to or competitive with the business of the Company.

     5.3 Employee agrees that for a period of time equivalent to the length of Employee's severance benefit following the termination of his employment, whether by Company or by Employee, with or without cause, he will not, directly or indirectly, solicit the Company's employees. If during the severance period, Employee is involved in a similar business as the Business described in Recital A, Employee will not attempt to divert or take away, solicit or contact for purposes related to the Business, any of the Company's customers and he shall refrain from committing any act which would in any way jeopardize any relationship the Company has with any such customer.

     5.4 Employee hereby assigns to the Company any and all right, title and interest Employee has or may have in any product, invention, device, method, technique or formula created (in whole or in part) by him during the term hereof, if such product, invention, device, method, technique or formula is created during the hours in which Employee is employed or with the use or assistance of the Company's facilities, materials or personnel. Employee shall execute, acknowledge and deliver all documents and/or instruments which may be requested by the Company in order to effectuate such assignment.

     5.5 The Company shall have the royalty-free right to use in the Business and to make, use and sell products and processes derived from any inventions, discoveries, concepts and ideas (whether or not patentable or copyrightable), including but not necessarily limited to processes, methods, formulae and

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techniques,  as well as derivatives or improvements  thereof or know-how related thereto, which are conceived or made by Employee during the term of, during the hours in which Employee is employed by the Company or with the use or assistance of the Company's facilities, materials or personnel.

     5.6 Company and Employee agree that the remedy at law for any breach of the foregoing provisions of Section 5 will be inadequate, and either party shall be entitled to both temporary and permanent injunctive relief enforcing such provisions, in addition to any other remedy it may have at law or in equity.

     5.7 The covenants of Company and Employee contained in this Section 5 are separate and independent of any other provisions hereof and shall survive the termination of this Agreement.

     5.8 Employee has carefully considered the nature and extent of the restrictions upon him and the rights and remedies conferred upon the Company, and he hereby acknowledges and agrees that the same are reasonable in time and territory, are designed to eliminate competition which otherwise would be unfair to the Company, are fully required to protect the legitimate interest of the Company, and do not confer a benefit upon the Company disproportionate to the detriment to Employee.

     6. REPRESENTATIONS BY EMPLOYEE. Employee represents and warrants to the Company that (a) Employee has the legal right, power and authority to enter into this Agreement and perform the obligations imposed upon him, (b) there are no legal proceedings pending, or to the knowledge of Employee, threatened against Employee which would in any way adversely affect the performance of the obligations, and (c) Employee is not a party to any restrictive covenant,

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agreement,  contract or instrument which would in any way prohibit Employee from entering into or performing such obligations.

     7. REPRESENTATIONS BY COMPANY. Company represents and warrants to the Employee that (a) Company has the legal right, power and authority to enter into this Agreement and perform the obligations imposed upon it, (b) there are no legal proceedings pending, or to the knowledge of Company, threatened against Company which would in any way adversely affect the performance of the obligations, and (c) Company is not a party to any restrictive covenant, agreement, contract or instrument which would in any way prohibit Company from entering into or performing such obligations.

     8. INDEMNIFICATION; INSURANCE. The Company will indemnify Employee to the maximum extent permitted by law (including advancing expenses where appropriate) with respect to actions taken by him as an officer or director of the Company, any of its subsidiaries, or any affiliated entity of the Company or any of its subsidiaries. The Company's obligation to provide indemnification shall survive termination of employment. The Company will also maintain in effect during Employee's employment hereunder directors and officer liability insurance with minimum coverage of $5,000,000 per occurrence and $10,000,000 in the aggregate. Employee will remain insured under such policy until the fifth anniversary of termination of Employee's employment with the Company.

     9. NOTICES. All notices hereunder shall be in writing and shall be deemed to have been given at the time when mailed in any general or branch of the United States Post Office enclosed in a registered or certified, postage prepaid envelope addressed to the address of the respective parties as set forth below, or to such other address as a party may have fixed by notice as stated below:

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     TO EMPLOYEE:                       TO THE COMPANY:
     ------------                       ---------------
     Bennett S. Rubin                   Stephen D. Hayter, President and CEO
     32379 Pinebrook Lane               Empyrean Bioscience, Inc.
     Pepper Pike, Ohio  44124           2238 West Lone Cactus Drive
                                        Suite 200
                                        Phoenix, Arizona 85027

     10. SEVERABILITY. The invalidity or unenforceability of any portion of this Agreement shall not impair or affect the validity or enforceability of any other portion of this Agreement, which shall remain in full force and effect.

     11. ASSIGNMENT. Employee shall not assign, transfer, pledge or encumber this Agreement or any rights or obligations hereunder. The Company may not assign or transfer this Agreement to successor Company in the event of merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company without prior written approval of Employee; provided, however, that in the case of any such assignment or transfer, this Agreement shall be binding upon and inure to the benefit of such transferee, which shall assume and perform all of the obligations of the Company hereunder.

     12. WAIVER. A waiver by either party of a breach of any provisions of this Agreement shall not operate or be construed to be a waiver of any subsequent breach.

     13. MISCELLANEOUS. This Agreement (a) shall be governed by and interpreted in accordance with the local laws of the State of Arizona, (b) shall not be modified except in a writing signed by the parties, (c) constitutes the entire understanding of the parties with respect to the subject matter hereof, superseding all prior understandings and agreements (both oral and written), and
(d) shall be binding upon and inure to the benefit of the parties hereto, their heirs, executors, administrators, successors and permitted assigns. The paragraph headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

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     IN WITNESS  WHEREOF,  the parties  hereto have executed  this  Agreement in multiple counterparts at the place and as of the date and year first above written.


                                  EMPYREAN BIOSCIENCE, INC. (Company)


                                  By: /s/ Stephen D. Hayter
                                      -----------------------------------------
                                      Stephen D. Hayter, President and CEO

                                      /s/ Bennett S. Rubin
                                      ------------------------------------------
                                      BENNETT S. RUBIN (Employee)

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